Exhibit 21.1

SUBSIDIARIES OF REIT MANAGEMENT & RESEARCH INC.

Name	State of Formation, Organization or Incorporation
Reit Management & Research LLC	Maryland
RMR Advisors LLC	Maryland
RMR Australia Asset Management Pty Limited	Australia
RMR Intl LLC	Maryland